UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    November 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated November 5, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: November 5, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN ANNOUNCES $12.3 MILLION “BOUGHT DEAL” PRIVATE PLACEMENT FOR THE ADVANCEMENT OF ESAASE AND ASUMURA GOLD PROJECTS

November 5, 2007, Vancouver, BC: Keegan Resources Inc. (TSX VENTURE:KGN) (the "Company") is pleased to announce that it has entered into a letter of engagement with Dundee Securities Corporation and a syndicate of underwriters, including Cormark Securities Inc., (the "Underwriters") under which the Underwriters have agreed to purchase on a bought deal private placement basis 3,000,000 units (the "Units") of the Company at a price of $4.10 per Unit for total gross proceeds of Cdn$12,300,000. Each Unit consists of one common share plus one half of one transferable common share purchase warrant with each whole purchase warrant exercisable into a common share at a price of $5.25 for a period of 18 months from closing. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $6.00 per share for a period of 20 consecutive trading days at any time after four months and one day after the Closing Date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. Under the agreement, the Underwriter has an over-allotment option to purchase up to an additional 300,000 Units for $1.23 million in gross proceeds.

In connection with the Offering, the Underwriters will receive a cash commission equal to 5% of the gross proceeds raised under the Offering plus broker warrants (the "Broker Warrants") equal to 10% of the number of Units sold under the offering. The Broker Warrants will be exercisable into common shares at a price of $4.25 per Broker Warrant for a period of 18 months from closing.

Closing of the offering is scheduled to occur on or about November 27, 2007. All securities issued will be subject to a four month hold period. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The proceeds of the financing, coupled with the Company's current treasury, will be used to drill and advance the Company's Esaase and Asumura gold properties in Ghana.

On Behalf of the Board of Directors,

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.